August 3, 2015

Via EDGAR

Pamela A. Long, Assistant Director

Asia Timmons-Pierce, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	NAC Global Technologies, Inc.,
Amendment No. 4 to Registration Statement on Form S-1 Filed July 23, 2015
File No. 333-200969

Dear Ms. Long and Ms. Timmons-Pierce:

We hereby submit the responses of NAC Global Technologies, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated July 28, 2015, to Vincent Genovese, Chief Executive Officer of the Company, in regard to the above-referenced Amendment No. 4 to Registration Statement on Form S-1 (the “Amended Registration Statement”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the respective page numbers in the Amended Registration Statement. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended Registration Statement, as indicated in the specific response.

Exhibit 5.1

1.	Please have counsel revise the opinion to opine on the Placement Agent Warrants and the common stock underlying the Series A Warrants, Series B Warrants and the Placement Agent Warrants. It is not clear that your definition of “Shares” includes any common stock other than that included directly in the Units along with the Series A and B Warrants. See Section II.B.1.f of Staff Legal Bulletin No. 19.

Company Response: Our counsel has revised their opinion accordingly. Specifically, our counsel has opined as to (i) the Placement Agent Warrants; and (ii) and as per the revised last sentence in the third paragraph of the opinion, all shares of common stock underlying the Series A Warrants, the Series B Warrants (the Series A Warrants and the Series B Warrants are collectively referred to in the opinion as the Warrants) and the Placement Agent Warrants. Our counsel has left in the language in that paragraph to opine on the Units, the Shares directly included in the Units, the Series A Warrants, and the Series B Warrants.

We acknowledge the following: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., our counsel at (212) 603-6300.

Respectfully submitted, NAC GLOBAL TECHNOLOGIES, INC.

By:	/s/ Vincent Genovese
Name: Vincent Genovese Title: President and CEO